

Mail Stop 7010

May 19, 2009

Mr. John W. Prosser, Jr.
Chief Financial Officer
Jacobs Engineering Group Inc.
1111 South Arroyo Parkway
Pasadena, CA 91105

     RE: **Form 10-K for the fiscal year ended September 30, 2008**
            Forms 10-Q for the periods ended December 31, 2008 and March 31,
            2009
            File No. 1-7463

Dear Mr. Prosser:

     We have reviewed your response letter dated May 8, 2009 and have the following additional comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED SEPTEMBER 30, 2008

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 33

Critical Accounting Policies, page 34

1. We have reviewed your response to prior comment 3 in our letter dated April 14, 2009. Please supplementally tell us and disclose the following in future filings:
   - Disclose how you determined that you have two reporting units. In this regard, your sample disclosure that "The Company uses two reporting units to

perform the annual impairment test..." does not address whether your reporting units are at the operating segment or component level or your basis for determining such reporting units.

- Your response indicates that the goodwill impairment tests should be conducted "at a level below our operating segment." Your disclosures on page F-27 implies that you may have several operating segments that you aggregate into one reportable segment. Please supplementally address this apparent discrepancy and ensure future disclosures within your critical accounting policies and your segment footnote are revised as appropriate.

- Disclose the business activities of each of your reporting units and how you allocated goodwill to those reporting units.

- Please disclose the average earnings market multiple for each reporting unit and how you determined such multiple. For example, peer company or industry multiples and dates of those market prices should be disclosed.
    o In this regard, we note from your response dated March 30, 2009 that in applying the market approach, you multiply the reporting unit's earnings by the average earnings multiple of the Company's common stock over the earnings period evaluated. With reference to paragraphs 18a and A13 to A16 of SFAS 157, tell us how the use of this earnings multiple is appropriate.

- If you use the same average earnings market multiple for each reporting unit, disclose why you believe this is appropriate.

- We note per your sample disclosure that "changes to the underlying inputs can have a significant effect on the results of the impairment test." Please disclose the changes in the average earnings market multiple used in your impairment test for each period presented as well as the changes from your current year impairment test date to the date of your updated test at the end of fiscal year 2008. In this regard, we note from your response that, in spite of a 67% drop in multiples, the results of your updated test did not indicate an impairment of goodwill.

- Please disclose how reasonably likely changes in assumptions might affect the outcome of your goodwill impairment tests.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Edward M. Kelly, Staff Attorney, at (202) 551-3728 or, in his absence, Andrew Schoeffler, Staff Attorney, at (202) 551-3748 if you have any questions regarding legal or disclosure matters. Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief